UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

ICONIX BRAND GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

451055107

(CUSIP Number)

Cameron Olsen

Unit A, Brook Park East

Shirebrook

NG20 8RY

United Kingdom

+44 845 1299 289

with copies to:

David M. Grimes	Marc Weingarten, Esq.
Reed Smith LLP	Aneliya Crawford, Esq.
599 Lexington Avenue	Schulte Roth & Zabel LLP
Floor 22	919 Third Avenue
New York, NY 10022	New York, New York 10022
(212) 548-0240	(212) 756-2000

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

 May 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:

¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451055107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,664,115 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,664,115 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,664,115 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON CO

The following constitutes Amendment No. 14 (“Amendment No. 14”) to the Schedule 13D filed by the undersigned on January 5, 2016 as amended by Amendment No. 1 thereto filed on January 13, 2016, Amendment No. 2 thereto filed on January 21, 2016, Amendment No. 3 thereto filed on August 11, 2016, Amendment No. 4 thereto filed on August 23, 2016, Amendment No. 5 thereto filed on November 15, 2016, Amendment No. 6 thereto filed on January 17, 2017, Amendment No. 7 thereto filed on March 3, 2017, Amendment No. 8 thereto filed on March 31, 2017, Amendment No. 9 thereto filed on May 18, 2017, Amendment No. 10 thereto filed on June 7, 2017, Amendment No. 11 thereto filed on November 3, 2017, Amendment No. 12 thereto filed on March 21, 2018 and Amendment No. 13 thereto filed on May 23, 2018 (the “Schedule 13D”). This Amendment No. 14 amends the Schedule 13D as specifically set forth below.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by Sports Direct International plc, a public limited company organized under the laws of England and Wales (the “Reporting Person”).

Set forth in the attached Schedule A and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, concerning each executive officer and director of the Reporting Person (collectively, the “Covered Persons”) as required by Instruction C of Schedule 13D.

(b) The business address of the Reporting Person is Unit A Brook Park East, Shirebrook NG20 8RY, United Kingdom.

(c) The principal business of the Reporting Person is to serve as a sports retailer and owner of sport, fashion and lifestyle brands.

(d) Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a public limited company organized under the laws of England and Wales. The citizenship of each Covered Person is set forth on Schedule A and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person used approximately $3,817,123 (including brokerage commissions) of its working capital to acquire the Shares reported in this Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person and its representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of the Issuer’s management and board of directors (the “Board”), other current or prospective stockholders, industry participants, investment professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction.

On May 31, 2018, the Reporting Person submitted to the Secretary of the Issuer (in accordance with the restated and amended bylaws of the Issuer) a notice of its intention to nominate the following persons (collectively, the “ Nominees”) for election to the Board at the 2018 annual meeting of stockholders of the Issuer (the “Annual Meeting”), including any and all adjournments, postponements, continuations or reschedulings thereof: Ron McPherson (President & CEO, The Antigua Group, Inc.), Howard Moher (CEO, SDI USA, LLC), Mark Hunter (Acting CEO & CFO, Everlast Worldwide, Inc.) and Daniel Dienst (Director, Matlin & Partners Acquisition Corporation)1, each of whom consented to being named a Nominee on May 30, 2018.

1 Each of Everlast Worldwide, Inc., The Antigua Group, Inc. and SDI USA, LLC is an affiliate of the Reporting Person.

On June 1, 2018, the Reporting Person issued a press release announcing the nomination of the Nominees to the Board at the Annual Meeting. A copy of the press release is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, acquiring additional Shares and/or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person’s economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	The Reporting Person beneficially owns 5,664,115 Shares (including 1,000 Shares owned of record), representing an 8.6% interest in the Shares.
(b)	The Reporting Person has the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,664,115 Shares it beneficially owns, including those Shares it owns of record.

Item 7. Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description

1	Press Release, dated June 1, 2018

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018

Sports Direct International plc

By:	/s/ Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

Set forth below are the names, citizenship and principal occupation or employment of the executive officers and directors of the Reporting Person. Except as otherwise noted below, the business address of each such Executive Officer and Director of the Reporting Person is c/o Sports Direct International plc, Unit A Brook Park East, Shirebrook NG20 8RY, United Kingdom.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP

Board of Directors

Michael James Wallace Ashley	Director / Chief Executive Officer	British
Jonathan Kempster	Director / Chief Financial Officer	British
Simon Anthony Bentley	Director	British
David Jameson Brayshaw	Director	British
David John Daly	Director	British
Dr. Keith Hellawell	Director	British

Executives

Cameron John Olsen	Secretary	British